UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Medifast, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470H101
(CUSIP Number)

John J. Boucher

President and Chief Executive Officer

ModusLink Global Solutions, Inc.

1601 Trapelo Road

Wlatham, Massachusetts 02154

781 663-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS ModusLink Securities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,260,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,260,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS ModusLink Global Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,260,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,260,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Medifast, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 3600 Crondall Lane, Owings Mills, Maryland 21117.

Item 2.	Identity and Background.

(a)     This statement is filed by ModusLink Securities Corp., a Delaware corporation (“ModusLink Securities”), and ModusLink Global Solutions, Inc., a Delaware corporation (“MLNK”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

ModusLink Securities is a wholly-owned subsidiary of MLNK. Accordingly, for purposes of this Schedule 13D, MLNK may be deemed to beneficially own the Shares owned directly by ModusLink Securities. MLNK disclaims beneficial ownership of the Shares owned directly by ModusLink Securities except to the extent of its pecuniary interest therein.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of ModusLink Securities and (ii) the executive officers and directors of MLNK.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)     The principal business address of each Reporting Person is 1601 Trapelo Road, Suite 170, Waltham, Massachusetts 02451.

(c)     ModusLink Securities’ business is buying, selling, dealing in, or holding securities (including cash and cash equivalents) for investment purposes. MLNK executes comprehensive supply chain and logistics services.

(d)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is organized under the laws of the State of Delaware. Each of the individuals who are listed on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,260,925 Shares owned directly by ModusLink Securities is approximately $35,390,787, including brokerage commissions. The Shares owned directly by ModusLink Securities were acquired with the working capital of ModusLink Securities.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ continuing evaluation of attractive investment opportunities and potential acquisition opportunities and their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the results of the Reporting Persons' evaluation of the Issuer, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (a) engaging in communications with management, the board of directors, and/or stockholders of the Issuer and/or others, regarding the Issuer and the Reporting Persons’ investment in the Issuer, including in connection therewith making recommendations and/or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure (including the acquisition of the Issuer), board structure (including seeking board representation) or operations of the Issuer, (b) purchasing additional Shares, (c) selling some or all of their Shares, (d) engaging in short selling of or any hedging or similar transaction with respect to the Shares, or (e) changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)     The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 12,739,149 Shares outstanding, which is the total number of Shares outstanding as of August 11, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014.

As of the close of business on August 22, 2014, ModusLink Securities owned directly 1,260,925 Shares, constituting approximately 9.9% of the Shares outstanding. By virtue of its relationship with ModusLink Securities discussed in further detail in Item 2, MLNK may be deemed to beneficially own the Shares owned directly by ModusLink Securities.

(b)     Each of ModusLink Securities and MLNK is deemed to have shared power to vote and dispose of the Shares owned directly by ModusLink Securities.

(c)     Schedule B annexed hereto (“Schedule B”) lists all transactions in the Shares of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement by and between ModusLink Securities Corp. and ModusLink Global Solutions, Inc., dated August 25, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:August 25, 2014	MODUSLINK SECURITIES CORP.

	By:	/s/ John Boucher
John Boucher, President and CEO

MODUSLINK GLOBAL SOLUTIONS, INC.

By:	/s/ John Boucher
John Boucher, President and CEO

SCHEDULE A

Executive Officers and Directors of ModusLink Securities Corp.

Name and Position	Present Principal Occupation	Business Address

John Boucher, Director, President and CEO	President and CEO of ModusLink Securities Corp. and ModusLink Global Solutions, Inc.	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

Alan Cormier, Director, Executive Vice President and Secretary	General Counsel of ModusLink Global Solutions, Inc.	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

Brian O’Donnell, Assistant Treasurer	Assistant Treasurer of ModusLink Securities Corp.	c/o ModusLink Securities Corp. 1601 Trapelo Road, Suite 17 Waltham, Massachusetts 02451

Joseph Sherk, Controller	Controller of ModusLink Securities Corp.	c/o ModusLink Securities Corp. 1601 Trapelo Road, Suite 17 Waltham, Massachusetts 02451

Executive Officers and Directors of ModusLink Global Solutions, Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Glen M. Kassan, Vice Chairman and Chief Administrative Officer	Managing Director and operating partner of SP General Services LLC	c/o SP General Services LLC 590 Madison Avenue, 32 Floor New York, NY 10022

Anthony Bergamo, Director	Vice Chairman MB Real Estate	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017

Jeffrey J. Fenton, Director	Principal of Devonshire Advisors LLC	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

Jeffrey S. Wald, Director	Chief Operating Officer and Chief Financial Officer of Work Market, Inc.	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

Philip E. Lengyel, Director	Marketing and Business Development Consultant	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

Alan Cormier, General Counsel	General Counsel of ModusLink Global Solutions, Inc.	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

John Boucher, President and CEO	President and CEO of ModusLink Securities Corp. and ModusLink Global Solutions, Inc.	c/o ModusLink Global Solutions, Inc. 1601 Trapelo Road, Suite 170 Waltham, Massachusetts 02451

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

MODUSLINK SECURITIES CORP.

Common Stock	13,806	28.5965	7/28/2014

Common Stock	239,192	28.6089	7/29/2014

Common Stock	58,274	28.5900	7/30/2014

Common Stock	32,019	28.6360	7/31/2014

Common Stock	55,154	28.8760	8/1/2014

Common Stock	32,198	28.8465	8/4/2014

Common Stock	29,755	28.8893	8/5/2014

Common Stock	9,953	28.8993	8/6/2014

Common Stock	8,867	28.8985	8/7/2014

Common Stock	164,232	26.2280	8/8/2014

Common Stock	65,682	26.9134	8/14/2015

Common Stock	40,555	26.9786	8/15/2014

Common Stock	337,799	27.9976	8/18/2014

Common Stock	24,715	27.9921	8/19/2014

Common Stock	25,424	28.2011	8/20/2014

Common Stock	123,300	28.8644	8/21/2014